July 23, 2025

VIA E-MAIL

Bibb L. Strench, Esq.
Thompson Hine LLP
1919 M Street, N.W., Suite 700
Washington, D.C. 20036

       Re:     FIS Trust
               File Nos. 333-288251 and 811-24099
Dear Mr. Strench:
         On June 23, FIS Trust (the    Trust   ) filed a registration statement
on Form N-1A under
the Securities Act of 1933 (the    Securities Act   ) and the Investment
Company Act of 1940 (the
   1940 Act   ) to offer shares of FIS Bright Portfolios Focused Equity ETF and
FIS Christian
Stock Fund (each a    Fund    and together, the    Funds   ). We have reviewed
the registration
statement and provide our comments below. Where a comment is made in one location, it applies to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not defined herein have the meaning given to them in the Registration Statement, and references to Items are to Form N-1A. Comments are applicable to both Funds unless otherwise stated.
General
1. We note that portions of the registration statement are incomplete (e.g., portfolio turnover, performance, name of the sub-adviser for the FIS Christian Stock Fund, names of the Trustees). Please ensure that all information is completed and
that the auditor   s
       consent and references to the auditor are provided in an amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.
2. Please supplementally explain if you have submitted, or expect to submit, any exemptive application (including, as referenced in the registration statement, a potential application
       for an exemptive order that permits the Adviser, with the Board   s
approval, to enter into
       sub-advisory agreements with one or more sub-advisers without obtaining shareholder approval), or no-action request in connection with the registration statement.
3. Please confirm whether the Funds will file a registration statement on Form N-14 related to the planned reorganization, pursuant to which each Fund will acquire all of the assets and liabilities of its Predecessor Fund. Please confirm supplementally that the registration statement will not be sold on until after the reorganization is consummated.
 Bibb L. Strench, Esq.
July 23, 2025
Page 2 of 10

Summary Prospectus
Fund Fees and Expenses
4.     Please delete the discussion in footnote 1 of the Predecessor Fund   s
financial highlights.
       See General Instruction C.3(b).
Example
5.     Please add    hold or    before    redeem    in the first sentence of
the second paragraph. See
       Item 3.
6.     Please add the headings    year    and    expenses    to the expense
table for the FIS Bright
       Portfolios Focused Equity ETF. See Item 3.
Principal Investment Strategies
7. For the Christian Stock Fund, please clarify in the disclosure how the Fund utilizes the
       Benchmark in constructing the portfolio, as per the following sentence:
  The portfolio is
       constructed with considerations relative to the sector and regional weights of the
       Benchmark to ensure broad diversification.
8. For the Christian Stock Fund, please provide more clarity in the disclosure about the
       Christian values filter referenced in the Fund's 80% policy. For example, please describe the criteria the Adviser uses in its fundamental due diligence process, and the third party tools that it uses as part of this filter. We note, for example, that the Focused Equity
       Fund, uses the Bright Score methodology. Please also clarify in the disclosure that the
       Christian values overlay described in the fourth paragraph from the bottom, is the same as the Christian values filter referenced in the Fund's 80% policy. Principal Risks
9. We note that both Funds disclose an active and frequent trading strategy, but only the
       Christian Stock Fund discloses portfolio turnover as a principal risk. Please add such principal risk disclosure to the FIS Bright Portfolios Focused Equity
ETF.
10. Please remove the Short Position Risk disclosure as the Funds do not disclose a principal strategy involving the use of short sales. Alternatively, please add short selling to the principal investment strategies section of each prospectus.
11. For the FIS Bright Portfolios Focused Equity ETF, please consider grouping the ETF risks as sub-bullets under the principal risk heading of ETF Risk, as in FIS Christian
       Stock Fund. Please also ensure that the principal ETF risks for the FIS Bright Portfolios
       Focused Equity ETF include the following, in addition to the ETF risks already included:
       x   That the Fund   s market price may deviate from the value of the
Fund   s underlying
           portfolio holdings, particularly in times of market stress, with the result that investors may pay more or receive less than the underlying value of the Fund shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the Fund quoted during the day or a premium or discount in the
           closing price from the Fund   s NAV.
 Bibb L. Strench, Esq.
July 23, 2025
Page 3 of 10

       x   Please also note that in times of market stress, market makers or authorized
           participants may step away from their respective roles in making a market in shares of the Fund and in executing purchase or redemption orders, and that this could in turn lead to wider bid/ask spreads and variances between the market price
of the Fund   s
           shares and the underlying value of those shares.
       x   That, in stressed market conditions, the market for an ETF   s
shares may become less
           liquid in response to deteriorating liquidity in the markets for the
ETF   s underlying
           portfolio holdings. Please also note that this adverse effect on
liquidity for the ETF   s
           shares in turn could lead to wider bid/ask spreads and differences between the market
           price of the ETF   s shares and the underlying value of those
shares.
       x   Please disclose that purchases and redemptions of creation units primarily with cash,
           rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-
           kind. In addition, please disclose that these costs could be imposed on the Fund, and
           thus decrease the Fund   s net asset value, to the extent that the
costs are not offset by a
           transaction fee payable by an authorized participant.
12.    For the Christian Stock Fund, please disclose that where all or a
portion of the Fund   s
       underlying securities trade in a market that is closed when the market
in which the Fund   s
       shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security
during the Fund   s
       domestic trading day. In addition, please note that this in turn could lead to differences
       between the market price of the Fund   s shares and the underlying value
of those shares.
Management
13. With regard to the FIS Bright Portfolios Focused Equity ETF, please clarify the commencement date of the Predecessor Fund. With regard to the FIS Christian Stock
       Fund, please state the length of service of each portfolio manager (i.e., provide the inception date of the Predecessor Fund). See Item 5(b).
Statutory prospectus
Other Risks
14.    For the Christian Stock Fund, please delete    Authorized Participant
Concentration Risk
       to the extent it is duplicative of the Fund   s principal    Authorized
Participant Risk.
15.    We note that    Cybersecurity and Disaster Recovery    is a principal
risk for the FIS Bright
       Portfolios Focused Equity ETF, but an    Other Risk    for the Christian
Stock Fund. Please
       make conforming changes or explain supplementally why the Funds are different.
Fund Management
16. The staff notes that the Funds will operate under a unitary fee structure. Please confirm in correspondence whether the Adviser is current on all payments to service providers.
       Please supplementally explain if agreements with service providers stipulate payment from the Funds.
 Bibb L. Strench, Esq.
July 23, 2025
Page 4 of 10

Financial Highlights
17.     Please include the financial highlights of the Predecessor Funds. See
Item 13.
More Information About the Fund
18.     For the Christian Stock Fund, we note the statement that    the Fund
has the ability to raise
        up to 50% in cash if the market outlook warrants.    Please conform
this disclosure to the
        Fund   s disclosure in response to Item 4 that describes with more specificity when the
        Sub-Adviser can raise up to 50% in cash or cash equivalents.
Statement of Additional Information
Cover Page
19. For the FIS Bright Portfolios Focused Equity ETF, please correct the errant reference to
        Christian Stock Fund   s prospectus and other documents. Similarly,
under    Interested
        Trustees,    please correct the references to the    Fund and    FIS
Bright Portfolios Focused
        Equity ETF in the    **    footnote to the table.
Investment Restrictions and Policies
20.     Please disclose as a fundamental policy each Fund   s diversified
status, and disclose that
        the Fund   s diversified status may not be changed without the approval of the holders of a
        majority of the Fund   s outstanding voting securities as defined under
the 1940 Act.
Management and Other Service Providers
21.     Given that FIS Bright Portfolios Focused Equity ETF   s Predecessor
Fund   s registration
        statement became effective in 2024, please delete references to time periods before the
        Predecessor Fund   s inception, such as advisory fees paid by the
Predecessor Fund for
        2022 and 2023.
Taxes
22.     The second paragraph under    Taxation of the Fund    for the Christian
Stock Fund
        references the Fund   s    replication or    sampling strategy.
Please delete these
        references, given that the Fund is not an index fund, or supplementally explain how they are applicable.
23.     We note that the last sentence of    Investments in Securities of
Uncertain Tax Character
        for the Christian Stock Fund is different from the FIS Bright Portfolios Focused Equity
        ETF disclosure (i.e., the bold disclosure is only included in the
latter:    To the extent the
        tax treatment of such securities or the income from such securities differs from the tax treatment expected by the Fund, it could affect the timing or character of income recognized by the fund, requiring the fund to purchase or sell securities, or otherwise change its portfolio, in order to comply with the tax rules applicable to
        regulated investment companies under the Code   ). Please
supplementally explain the
        difference or align the disclosures.
Financial Statements
24.     As required by the FAST Act Modernization and Simplification of
Regulation S-
        K (Release No. 33-10618 (March 20, 2019)), please include hyperlinks to the financial
 Bibb L. Strench, Esq.
July 23, 2025
Page 5 of 10

       statements and any other information incorporated by reference into the registration statement as required by Rule 411 under the Securities Act and Rule 0-4 under the 1940
       Act.
Part C: Other Information
Item 28: Exhibits
25. Please file finalized exhibits once they are available, and add auditor consents for the financial statements of the Predecessor Funds.


                                             *   *   *
         Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.
        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.
        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Funds and their underwriter must request acceleration of the effective date of the registration statement.
       In closing, we remind you that the Funds and their management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-8645.
                                                              Sincerely,
                                                               /s/ Emily
Rowland
                                                              Emily Rowland
                                                              Senior Counsel

cc:    Andrea Ottomanelli Magovern, Assistant Director
       Elizabeth Bentzinger, Senior Special Counsel
       Melissa McDonough, Accounting Branch Chief
       Lauren Hamilton, Accounting Reviewer